Exhibit 99.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the financial condition and results of operations in conjunction with the financial statements and the related notes of Zhonglian Jinan Insurance Brokerage Co., Ltd. (“Jinan”). This discussion contains forward-looking statements that involve risks and uncertainties. The actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. All amounts included herein with respect to the years ended June 30, 2023 and 2024 are derived from audited financial statements of Jinan, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Key Components of Results of Operations

Revenues

Jinan derives its revenue primarily from insurance brokerage business. For the years ended June 30, 2023 and 2024, the revenues were approximately RMB 191.82 million and RMB 191.71 million (US$26.26 million), respectively. The following table sets forth a breakdown of the revenue by service type for the  years indicated.

	For the Years Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
Insurance Brokerage	191,994,079	100	191,620,150	26,251,852	100
Others	461,687	-	651,379	89,239	-
Less: business taxes and surcharges	(631,436)	-	(566,019)	(77,544)	-
	191,824,330	100	191,705,510	26,263,547	100

For the years ended June 30, 2023 and 2024, all insurance applications submitted by end customers were fully approved by insurance companies without any denial. The following table sets forth the breakdown of the revenues disaggregated by product types.

	For the Years Ended June 30,
	2023	2024
	RMB	RMB	US$
Insurance Brokerage
Property & casualty insurance products	176,302,439	170,849,805	23,406,326
Life insurance products	8,463,762	7,050,354	965,895
Health insurance product	6,923,633	13,457,163	1,843,624
Others	304,245	262,828	36,007
Subtotal	191,994,079	191,620,150	26,251,852
Others	461,687	651,379	89,239
Less: business taxes and surcharges	(631,436)	(566,019)	(77,544)
Total	191,824,330	191,705,510	26,263,547

Insurance Brokerage

Jinan offers insurance brokerage services to end customers/the insured for placing insurance policies, and earns insurance brokerage commission from insurance carriers upon completing insurance brokerage services. The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy.

For the years ended June 30, 2023 and 2024, the revenues generated from the insurance brokerage services fees were approximately RMB 191.99 million and RMB 191.62 million (US$26.25 million), respectively. The income has remained stable over the past two years.

Others

Jinan offers various advisory services to institutional customers who seek insurance coverage for their employees, assets, and business operations. These services mainly include designing insurance plans, handling claims, and conducting risk assessments. The Company generally charges a fixed amount for service fee. For the years ended June 30, 2023 and 2024, such revenue accounts for an immaterial portion of total revenues.

Cost of Revenues

Cost of revenue consists primarily of insurance policy acquisition costs, which are service fees paid to various channels for successful sales of insurance policies and labor cost.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of payroll and related expenses for employees involved in selling and marketing activities, rental, brokerage service-related promotion and consulting service fee and other expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

Taxation

China

Effective from January 1, 2008, the PRC’s statutory EIT rate is 25%.

Results of Operations

For Years ended June 30, 2023 and 2024

The following table sets forth a summary of the results of operations for the years indicated, both in dollar amounts and as percentages of total revenue. This information should be read together with financial statements and related notes included elsewhere in this filing. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
Revenues	191,824,330	100	191,705,510	26,263,547	100
Cost of revenues	(147,153,737)	(77)	(143,433,635)	(19,650,327)	(75)
	44,670,593	23	48,271,875	6,613,220	25

Operating expenses
Selling and marketing expenses	(17,780,712)	(9)	(15,706,108)	(2,151,728)	(8)
General and administrative expenses	(30,792,109)	(16)	(32,973,455)	(4,517,345)	(17)
Total operating expenses	(48,572,821)	(25)	(48,679,563)	(6,669,073)	(25)
Loss from operations	(3,902,228)	(2)	(407,688)	(55,853)	-

Interest expense, net	78,473	-	85,193	11,671	-
Other income, net	1,033,074	1	310,316	42,513	-
Loss before Income Taxes	(2,790,681)	(1)	(12,179)	(1,669)	-

Income tax expenses	(2,491,540)	(1)	(1,223,385)	(167,603)	(1)
Net Loss	(5,282,221)	(3)	(1,235,564)	(169,272)	(1)

Revenues

The revenues slightly decreased by approximately RMB 0.11 million to approximately RMB 191.71 million (US$26.26 million) for the year ended June 30, 2024 from approximately RMB 191.82 million for the year ended June 30, 2023. The decrease was primarily driven by macroeconomic downturns and escalated competitive pressures, which in turn led to a decline in our order prices.

Cost of revenues

The cost of revenue decreased by approximately 2.53% from RMB 147.15 million for the year ended 30 June 2023 to approximately RMB 143.43 million (US$ 19.65 million) for the year ended 30 June 2024. The decrease in cost of revenue was primarily driven by certain cost optimization and efficiency enhancement initiatives.

Gross margin

As a result of foregoing, the gross margin increased from 23.29% to 25.18% for the years ended June 30, 2023 and 2024.

Selling and marketing expenses

The selling expenses decreased by approximately RMB 2.07 million, from approximately RMB 17.78 million for the year ended June 30, 2023 to approximately RMB 15.71 million (US$ 2.15 million) for the year ended June 30, 2024. The decrease was primarily driven by a decrease in salary and welfare expenses, attributable to a decrease in the number of employees.

General and administrative expenses

The general and administrative expenses increased by approximately RMB 2.18 million, from approximately RMB 30.79 million for the year ended June 30, 2023 to approximately RMB 32.97 million (US$ 4.52 million) for the year ended June 30, 2024. The increase was primarily driven by an increase in salary and welfare expenses, as a result of an increase in the headcount of employees.

Income tax expenses

Jinan operates nationwide through its established branches, each of which is required to file tax returns. Consequently, income tax expenses are incurred by several profitable branches, even though the head office’s substantial operating expenses result in an overall company loss.

The decrease in income tax expense from RMB 2.49 million for the year ended June 30, 2023 to RMB 1.22 million for the year ended June 30, 2024, primarily reflects reduced profitability among the branches.

Net loss

As a result of the foregoing, there was a net loss of approximately RMB 5.28 million for the year ended June 30, 2023, and a net loss of approximately RMB 1.24 million for the year ended June 30, 2024.

For the six months ended December 31, 2023 and 2024

The following table sets forth a summary of the results of operations for the years indicated, both in dollar amounts and as percentages of total revenue. This information should be read together with financial statements and related notes included elsewhere in this filing. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%
Revenues	94,188,367	100	91,924,671	12,593,628	100
Cost of revenues	(75,480,159)	(80)	(80,896,153)	(11,082,728)	(88)
	18,708,208	20	11,028,518	1,510,900	12

Operating expenses
Selling and marketing expenses	(7,723,400)	(8)	(19,092,457)	(2,615,656)	(21)
General and administrative expenses	(16,776,860)	(18)	(15,051,486)	(2,062,045)	(16)
Total operating expenses	(24,500,260)	(26)	(34,143,943)	(4,677,701)	(37)
Loss from operations	(5,792,052)	(6)	(23,115,425)	(3,166,801)	(25)

Interest expense, net	35,870	-	11,142	1,526	-
Other income, net	112,660	-	151,705	20,783	-
Loss before Income Taxes	(5,643,522)	(6)	(22,952,578)	(3,144,492)	(25)

Income tax expenses	(442,965)	-	(111,957)	(15,338)	-
Net Income Loss	(6,086,487)	(6)	(23,064,535)	(3,159,830)	(25)

Revenues

The revenues decreased by approximately RMB 2.27 million to approximately RMB 91.92 million (US$12.59 million) for the six months ended December 31, 2024 from approximately RMB 94.19 million for the six months ended December 31, 2023. The decrease was primarily driven by macroeconomic downturns and escalated competitive pressures, which in turn led to a decline in our order prices.

Cost of revenues

The cost of revenue increased by approximately 7.18% from RMB 75.48 million for the six months ended December 31, 2023 to approximately RMB 80.90 million (US$ 11.08 million) for the six months ended December 31, 2024. The increase in cost of revenue was mainly due to escalated competitive pressures which led to the sharp increase in the cost of revenues.

Gross margin

As a result of foregoing, the gross margin decreased from 19.86% to 12.00% for the six months ended December 31, 2024.

Selling and marketing expenses

The selling expenses increased by approximately RMB 11.37 million, from approximately RMB 7.72 million for the six months ended December 31, 2023 to approximately RMB 19.09 million (US$ 2.62 million) for the six months ended December 31, 2024. The increase was mainly due to increase in the expenditure on business promotion and marketing expenses.

General and administrative expenses

The general and administrative expenses decreased by approximately RMB 1.73 million, from approximately RMB 16.78 million for the six months ended December 31, 2023 to approximately RMB 15.05 million (US$ 2.06 million) for the six months ended December 31, 2024. The decrease was mainly due to a decrease in business entertainment expenses, which was attributed to effective cost control measures implemented in the period.

Income tax expenses

Jinan operates nationwide through its established branches, each of which is required to file tax returns. Consequently, income tax expenses are incurred by several profitable branches, even though the head office’s substantial operating expenses result in an overall company-level loss.

The decrease in income tax expense from RMB 0.44 million for the six months ended December 31, 2023 to RMB 0.11 million for the six months ended December 31, 2024, primarily reflects reduced profitability among the branches.

Net loss

As a result of the foregoing, there was a net loss of approximately RMB 6.09 million for the six months ended December 31, 2023, and a net loss of approximately RMB 23.06 million for the six months ended December 31, 2024.

Discussion of Certain Balance Sheet Items

For Years ended June 30, 2023 and 2024

The following table sets forth selected information from the balance sheets as of June 30, 2023 and 2024. This information should be read together with the financial statements and related notes included elsewhere in this filing.

	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	23,512,267	22,825,452	3,127,074
Restricted cash	12,964,831	3,770,651	516,577
Accounts receivable, net	15,323,982	16,236,635	2,224,410
Due from related parties	450,000	3,427,899	469,620
Prepaid expenses and other current assets, net	9,551,102	9,635,826	1,320,103
Total Current Assets	61,802,182	55,896,463	7,657,784

Property and equipment, net	7,277,357	6,121,029	838,578
Operating lease right of use assets	323,751	397,399	54,443
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
Total Non-Current Assets	12,601,108	11,518,428	1,578,018
Total Assets	74,403,290	67,414,891	9,235,802

LIABILITIES
Current Liabilities
Accounts payable	26,008,204	28,526,879	3,908,166
Income tax payable	957,839	1,671,692	229,021
Due to related parties	6,000	-	-
Operating lease liabilities, current	194,564	213,988	29,316
Accrued expenses and other liabilities	31,027,874	22,182,490	3,038,989
Total Current Liabilities	58,194,481	52,595,049	7,205,492

Operating lease liabilities, noncurrent	108,617	124,911	17,113
Deferred tax liabilities	1,594,020	1,424,323	195,131
Total Non-Current Liabilities	1,702,637	1,549,234	212,244

Total Liabilities	59,897,118	54,144,283	7,417,736

Cash and Cash Equivalents and Restricted Cash, Current and Noncurrent

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. Restricted cash mainly represents cash and cash equivalents legally or contractually restricted as to withdrawal or usage. In addition, restricted cash, noncurrent represented guarantee deposits are required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker.

The total balance of cash and cash equivalents and restricted cash (current and non-current) were approximately RMB 41.47 million and RMB 31.60 million (US$4.33 million) as of June 30, 2023 and 2024, respectively. The change in the balances of cash and cash equivalents and restricted cash (current and non-current) for the financial year ended 30 June 2024 was due to approximately RMB 9.79 million used in operating activities and approximately RMB 0.09 million used in investing activities.

Accounts Receivable, Net

Jinan generally grants credit term of up to 60 days for its customers. As of June 30, 2023 and 2024, the turnover days of accounts receivable were approximately 35 days and 32 days, respectively. The turnover remained relatively stable with no significant changes. The turnover days for accounts receivable as of June 30, 2023 and 2024 was calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by the revenues for the year, multiplied by 365 days.

For the years ended June 30, 2023 and 2024, the balance of allowance for accounts receivable were approximately RMB 1.66 million and RMB 0.30 million (US$ 0.04 million), respectively. For the years ended June 30, 2023 and 2024, Jinan wrote off doubtful allowance of approximately RMB 0.02 million and RMB 1.95 million, respectively, against accounts receivable whose collection of which was remote.

Due from Related Parties

As of June 30, 2023 and 2024, The balances due from related parties represented fund advance to director and senior management of Jinan, which are unsecured and interest-free. Refer to Note 10 – Related Party Transactions in the financial statements as of June 30, 2023 and 2024.

Prepaid Expenses and Other Current Assets, Net

The increase in prepaid expenses and other current assets, net from RMB 9.55 million as of June 30, 2023, to RMB 9.64 million (US$ 1.32 million) as of June 30, 2024, was primarily due to an RMB 1.86 million increase in advances to staff. This aligns with the strategic initiatives to enhance employee engagement and operational efficiency. However, this increase was offset by a decrease of RMB 1.86 million in prepaid expenses and a decrease of RMB 0.15 million in others.

Accounts Payable

Accounts payable are mainly intermediary fees and channel fees, which are calculated based on a certain percentage of the insurance broking revenue. The balance of accounts payable increased from approximately RMB 26.01 million as of June 30, 2023 to approximately RMB 28.53 million (US$ 3.91 million) as of June 30, 2024. The increase in accounts payable was attributed to the Company’s consideration of operating capital liquidity, as it has appropriately extended the payment cycle for some of its key suppliers.

Accrued Expenses and Other Liabilities

As of June 30, 2023 and 2024, Jinan accrued expenses and other liabilities were approximately RMB 31.03 million and RMB 22.18 million (US$ 3.04 million), respectively. The balance decreased by approximately RMB 8.85 million as of June 30, 2024, which were mainly due to a decrease of approximately RMB 10.19 million in insurance premium payable and a decrease of approximately RMB 0.55 million in payable for staff reimbursements. The decrease was partially offset by an increase of approximately RMB 0.41 million in accrued payroll and welfare expenses, an increase of approximately RMB 0.42 million in deposits payable and an increase of approximately RMB 1.07 million in other payable.

For the Six Months Ended December 31, 2023 and 2024

The following table sets forth selected information from the balance sheets as of December 31, 2023 and 2024. This information should be read together with the financial statements and related notes included elsewhere in this filing.

	June 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	22,825,452	14,717,018	2,016,223
Restricted cash	3,770,651	2,687,118	368,134
Accounts receivable, net	16,236,635	23,413,972	3,207,701
Due from related parties	3,427,899	2,087,323	285,962
Prepaid expenses and other current assets, net	9,635,826	6,419,278	879,437
Total Current Assets	55,896,463	49,324,709	6,757,457

Property and equipment, net	6,121,029	6,173,990	845,833
Operating lease right of use assets	397,399	267,051	36,586
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
Other non-current assets	-	1,022	140
Total Non-Current Assets	11,518,428	11,442,063	1,567,556
Total Assets	67,414,891	60,766,772	8,325,013

LIABILITIES
Current Liabilities
Accounts payable	28,526,879	47,738,519	6,540,150
Income tax payable	1,671,692	126,988	17,397
Operating lease liabilities, current	213,988	168,834	23,130
Accrued expenses and other liabilities	22,182,490	19,916,500	2,728,549
Total Current Liabilities	52,595,049	67,950,841	9,309,226

Operating lease liabilities, noncurrent	124,911	71,217	9,757
Deferred tax liabilities	1,424,323	2,538,641	347,792
Total Non-Current Liabilities	1,549,234	2,609,858	357,549
Total Liabilities	54,144,283	70,560,699	9,666,775

Cash and Cash Equivalents and Restricted Cash, Current and Noncurrent

The total balance of cash and cash equivalents and restricted cash (current and non-current) were approximately RMB 31.60 million and RMB 22.40 million (US$ 3.07 million) as of June 30, 2024 and December 31, 2024, respectively. The change in the balances of cash and cash equivalents and restricted cash (current and non-current) was due to cash used in operating activities.

Accounts Receivable, Net

As of June 30, 2024 and December 31, 2024, the balance of Accounts receivable, net were approximately RMB 16.23 million and RMB 23.41 million (US$ 3.21 million), respectively. The increase in accounts receivable is primarily due to the extended payment cycles of our customers, which is a result of the economic downturn and increased competitive pressures.

Due from Related Parties

As of June 30, 2024 and December 31, 2024, the balances due from related parties represented fund advance to director and senior management of Jinan, which are unsecured and interest-free. Refer to Note 9 – Related Party Transactions in the financial statements as of December 31, 2023 and 2024.

Prepaid Expenses and Other Current Assets, Net

The decrease in prepaid expenses and other current assets, net from RMB 9.64 million as of June 30, 2024 to RMB 6.42 million (US$ 0.88 million) as of December 31, 2024, was mainly due to a decrease in prepaid expenses.

Accounts Payable

The balance of accounts payable increased from approximately RMB 28.53 million as of June 30, 2024 to approximately RMB 47.74 million (US$ 6.54 million) as of December 31, 2024. The increase was mainly due to the extension of the payment cycle to adjust its working capital management strategy based on the consideration of liquidity.

Accrued Expenses and Other Liabilities

As of June 30, 2024 and December 31, 2024, Jinan accrued expenses and other liabilities were approximately RMB 22.18 million and RMB 19.92 million (US$ 2.73 million), respectively. The balance decreased by approximately RMB 2.26 million as of December 31, 2024, which were mainly due to RMB 2.13 million settlement of litigation indemnity-related provision by December 31, 2024.

Liquidity and Capital Resources

The primary sources of liquidity consist of existing cash balances and cash flows provided by operations, proceeds from capital contributions from shareholders. The change from net cash provided by operating activities to an outflow between the years ended June 30, 2023, and 2024, was primarily due to heightened settlement pressures from operational costs and expenses. This increase in financial obligations has adversely affected the capacity to generate positive cash flow from its core business operations.

Cash flows

The following table sets forth a summary of the cash flows for the  years presented:

	For the year Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net cash provided by (used in) operating activities	21,337,623	(9,789,330)	(1,341,133)
Net cash used in investing activities	(1,190,502)	(91,665)	(12,558)
Net increase in cash, cash equivalents and restricted cash	20,147,121	(9,880,995)	(1,353,691)
Cash, cash equivalents and restricted cash at beginning of the year	21,329,977	41,477,098	5,682,339
Cash, cash equivalents and restricted cash at end of the year	41,477,098	31,596,103	4,328,648

Operating activities

For the year ended June 30, 2023，Net cash provided by operating activities was approximately RMB 21.34 million (US$ 2.92 million), primarily attributable to a net loss of RMB 5.28 million (US$ 0.72 million), non-cash adjustments including depreciation and amortization of RMB 0.99 million (US$ 0.13 million), amortization of operating lease right-of-use assets of RMB 0.21 million (US$ 0.03 million), and provision for doubtful receivables of RMB 0.81 million (US$ 0.11 million), along with working capital changes comprising: (i) a RMB 2.66 million (US$ 0.36 million) decrease in accounts receivable; (ii) a RMB 3.14 million (US$ 0.43 million) decrease in due from related parties; (iii) a RMB 1.23 million (US$ 0.16 million) decrease in prepaid expenses and other current assets; (iv) a RMB 6.06 million (US$ 0.83 million) increase in accounts payable; (v) a RMB 0.84 million (US$ 0.12 million) increase in income tax payable; (vi) a RMB 1.59 million (US$ 0.22 million) increase in deferred tax liabilities. (vii) a RMB 0.20 million (US$ 0.03 million) decrease in operating lease liabilities; and (ⅷ) a RMB 9.29 million (US$ 1.27 million) increase in accrued expenses and other liabilities.

For the year ended June 30, 2024, Net cash used in operating activities was approximately RMB 9.79 million (US$ 1.34 million), primarily attributable to a net loss of RMB 1.24 million (US$ 0.17 million), non-cash adjustments including depreciation and amortization of RMB 1.25 million (US$ 0.17 million), amortization of operating lease right-of-use assets of RMB 0.27 million (US$ 0.04 million), and provision for doubtful receivables of RMB 0.38 million (US$ 0.05 million), along with working capital changes comprising: (i) a RMB 1.51 million (US$ 0.21 million) increase in accounts receivable; (iii) a RMB 2.98 million (US$ 0.41 million) increase in due from related parties; (iii) a RMB 0.13 million (US$ 0.02 million) decrease in prepaid expenses and other current assets; (iv) a RMB 2.52 million (US$ 0.35 million) increase in accounts payable; (v) a RMB 0.71 million (US$ 0.1 million) increase in income tax payable; (vi) a RMB 9.56 million (US$ 1.31 million) decrease in operating lease liabilities; and ;(vii) a RMB 0.41 million (US$ 0.06 million) increase in accrued expenses and other liabilities driven by rising operating expenses; (viii) a RMB 0.17 million (US$ 0.02 million) decrease in deferred tax liabilities.

Investing activities

For the years ended June 30, 2023 and 2024, all cash used in investing activities was solely for the purchase of property and equipment.

Trend Information

Other than as disclosed in this filing, the management of Jinan are not aware of any trends, uncertainties, demands, commitments or events for the current year that are reasonably likely to have a material effect on the net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Quantitative and Qualitative Disclosures About Market Risk

Foreign exchange risk

Jinan operates its business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest rate risk

Jinan exposures to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. Jinan has not been exposed to material risks due to changes in interest rates, and it has not used any derivative financial instruments to manage the interest risk exposure.

Critical Accounting Estimates

Jinan prepares the financial statements in accordance with U.S. GAAP, which requires management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, the financial condition or results of operations would be affected. Jinan base its estimates on historical experience and other assumptions that management believes are reasonable after taking account of circumstances and expectations for the future based on available information. Jinan evaluates these estimates on an ongoing basis.

Jinan’s expectations regarding the future are based on available information and assumptions that it believes to be reasonable, which together form the basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, the actual results could differ from those estimates. Some of the accounting policies require a higher degree of judgment than others in their application.

An accounting estimate to be critical if: (i) the accounting estimate requires to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that reasonably could have used in the current period, would have a material impact on the financial condition or results of operations. When reading the financial statements, you should consider the selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

The critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to the financial statements for the disclosure of these accounting policies.

(a)	Allowance for credit losses

Accounts receivable, net are stated at the original amount less an allowance for credit losses.

Jinan utilizes a forward-looking current expected credit losses (CECL) model for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

For the years ended June 30, 2023 and 2024, Jinan accrued provisions for credit losses of approximately RMB 0.22 million, and provisions for credit losses of approximately RMB 0.59 million (US$ 0.08 million), respectively. As of June 30, 2023 and 2024, Jinan wrote off the allowance of approximately RMB 0.02 million and RMB 1.95 million (US$ 0.27 million), respectively, against accounts receivable because the chance of collection is deemed to be remote.

(b)	Valuation of deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as June 30, 2023 and 2024. Thus, management recorded valuation allowance amounted to RMB 3.23 million and RMB 4.12 million (US$ 0.56 million) as of June 30, 2023 and 2024, respectively. The deferred tax assets could be utilized in the future years if the Company makes profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for the financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($13,800). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to the financial statements included elsewhere in this filing.